BRS, Inc.
P.O. Box 1104
Broomfield, CO 80038-1104
E-Mail: brs@wyoming.com
303 410-6781 Fax: 303 464-1865

February 21, 2012

RE: Crosshair Energy Corporation – Juniper Ridge Property, Carbon County, Wyoming

I, Douglas L. Beahm, do hereby consent to the public filing of the technical report entitled "JUNIPER RIDGE URANIUM PROJECT, CARBON COUNTY, WYOMING, USA - 43-101 MINERAL RESOURCE TECHNICAL REPORT" (the “Technical Report”) dated February 21, 2012 filed by Crosshair Energy Corp. (“Crosshair”).

I also consent to any extracts from or a summary of the Technical Report in the news release dated January 12, 2012 by Crosshair.

I, Douglas L, Beahm, do also confirm that I have read the written disclosure referenced above being filed by Crosshair and that it fairly and accurately represents the information in the technical report for which I am responsible.

Dated the 21st  day of February, 2012.

Douglas L. Beahm, P.E., P.G.
Principal Engineer and President BRS Inc.